ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

March 16, 2012

VIA EDGAR and E-Mail

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Northern Lights Fund Trust II Post-Effective Amendment No. 33 to Form N-1A, filed on January 20, 2012 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is provided in response to the Staff of the U.S. Securities and Exchange Commission’s (the “Commission”) comments provided via telephone on March 5, 2012, relating to Post-Effective Amendment No. 33 to the Form N-1A of Northern Lights Fund Trust II (the “Registrant”), filed on January 20, 2012 (File Numbers 333-174926, 811-22549) (the “Registration Statement”) with respect to Innealta Capital Sector Rotation Fund and Innealta Capital Country Rotation Fund (each a “Fund,” and collectively, the “Funds”), each a series of the Registrant.  Unless otherwise stated, each comment and the response thereto are applicable to each Fund.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed once the Commission has indicated that its concerns have been adequately addressed herein.

U.S. Securities and Exchange Commission

Page

Prospectuses

Summary Section - Principal Investment Strategies

 Comment #1

In the fifth paragraph in the Principal Investment Strategies section of each Prospectus, please add disclosure regarding when the Advisor will invest up to 100% in the Fixed Income Portfolio and what would trigger such investment.  Please clarify if the Fund intends direct investment in fixed income securities or investment through fixed income ETFs.  Also, add disclosure regarding the maturity and eligibility requirements of the Fixed Income Portfolio.

Response #1

The fifth paragraph of the Principal Investment Strategies for each Fund included in the prospectus summary has been revised in response to your comment.  Please see the revised disclosure for Innealta Capital Country Rotation Fund below:

This strategy seeks to outperform its benchmark  (a composite comprised of 60% MSCI ACWI Ex-U.S Index/40% Barclays Capital U.S. Aggregate Bond Index that is rebalanced quarterly) on a risk-adjusted basis using diversification, active management, style integrity, minimized security selection risk and cost efficiency. The Fund normally intends to invest approximately 98% of its assets in ETFs. A small cash position, generally approximately 2% of the Fund’s assets, will be retained for flexibility, although the Fund reserves the right to invest 100% of its assets in ETFs, or to maintain a larger cash position at any given time. Generally speaking, where the drift from intended allocations exceeds 10%, the Fund rebalances back to target weights on a quarterly basis, although the Fund reserves the right to rebalance more or less frequently, or using drift parameters that are lesser or greater than 10% from the target allocation. The Advisor may allocate assets between the Country Allocation Portfolio and Fixed Income Portfolio without limitation, meaning up to 100% of the portfolio could be invested in either. The Fund could be 100% invested in equities ETFs if the Adviser were to find twenty sufficiently attractive individual country equity classes. Conversely, if the Adviser could not find a single attractive country equity class, the Fund could be 100% invested in fixed income ETFs.  The Fund is able to invest in fixed income ETFs that hold a range of fixed income securities of varying maturities and quality.

Related Performance Information of the Advisor

Comment #2

In the third paragraph in the Related Performance Information of the Advisor section of each Prospectus, please confirm if the actual fees charged to accounts includes sales loads, if any.  Also confirm that the performance is in fact net of all actual fees charged the accounts comprising the Composite.

Response #2

We confirm that there are no sales loads.  We also confirm that the Composite performance is net of fees, which include any/all “bundled fees” (wrap accounts) and asset management fees.

Comment #3

Please confirm that the strategies of the accounts making up the Composite are substantially similar to that of the Fund.

Response #3

We confirm that the strategies of the accounts making up the Composite are substantially similar to that of the Fund.

Comment #4

Please provide an explanation of what the following sentence means, “For GIPS purposes, the Firm is defined as Al Frank Asset Management, Inc., (“AFAM”) a registered investment adviser. Innealta Capital is a division of AFAM.”  Further, state that the GIPS method of computing performance is different from the standard SEC method of computing performance.

Response #4

We have made the requested change and revised the disclosure as follows:

The Advisor claims compliance with the Global Investment Performance Standards (“GIPS®”).  Under the GIPS standard, the Advisor is defined as follows: Innealta Capital is a division of Al Frank Asset Management, Inc. (“AFAM”) and AFAM is an independent, registered investment advisor, wholly owned by AF Holdings, Inc.  The GIPS method of computing performance is different from the standard SEC method of computing performance.

Comment #5

Please consider revising or moving the following sentence as it seems out of place: “Indices are unmanaged and it is not possible to invest directly in indices.”

Response #5

We have deleted the sentence.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum